FIRST MINING FINANCE CORP.
(the “Company”)

NOTICE OF CHANGE OF AUDITOR
PURSUANT TO NATIONAL INSTRUMENT 51-102

Notice To:

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Financial and Consumer Services Commission, New Brunswick
Office of the Superintendent of Securities, Service Newfoundland & Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Autorité des marchés financiers
Financial and Consumer Affairs Authority of Saskatchewan

- AND TO -

BDO Canada LLP, Chartered Professional Accountants
PricewaterhouseCoopers LLP, Chartered Professional Accountants

Dear Sirs/Mesdames:

Re:	Notice Regarding Proposed Change of Auditor
Pursuant to National Instrument 51-102 Continuous Disclosure Obligations

Please be advised that the Company’s auditor, BDO Canada LLP, Chartered Professional Accountants, of 600 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia V6C 3L2 (the “Former Auditor”) resigned from office at the Company’s request effective as of October 16, 2017 and PricewaterhouseCoopers LLP, Chartered Professional Accountants, of Suite 1400 – 250 Howe Street, Vancouver, British Columbia V6C 3S7 (the “Successor Auditor”) has agreed to act as the Company’s auditor effective as of October 16, 2017.

The Former Auditor has not expressed any reservations or modified opinions in any of its auditor reports in respect of the Company for any financial period during which the Former Auditor was the Company’s auditor.

In the opinion of the Company, prior to the resignation of the Former Auditor, there were no “reportable events”. A “reportable event” is an occurrence in the relationship between the Company and the Former Auditor which may have been a contributing factor in the resignation of the Former Auditor. (A “reportable event” is fully defined in section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators.)

The resignation of the Former Auditor and the appointment of the Successor Auditor have been approved by the audit committee (the “Audit Committee”) of the board of directors of the Company (the “Board”) and the Board, and the contents and filing of this notice have been approved by the Audit Committee and the Board.

Dated at Vancouver, British Columbia, this 16th day of October, 2017.

FIRST MINING FINANCE CORP.

Per:	(signed) “Andrew Marshall”
Andrew Marshall, Chief Financial Officer